Exhibit 3.1

Text of Article II, Section 12(b) of Bylaws

As Amended, Effective December 23, 2009

(b)           At a special meeting of shareholders, only such business may be conducted or considered as is properly brought before the meeting.  To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Chairman of the Board, the Chief Executive Officer, the President, a Vice President or the Secretary or (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the Board of Directors or pursuant to Article II, Section 3 of these Bylaws.  In addition, for business requested by a shareholder in accordance with Article II, Section 3 of these Bylaws to be brought before a special meeting, the shareholder must (i) be a shareholder of record at the time of the giving of the notice of such special meeting and at the time of the special meeting, (ii) be entitled to vote with respect to such business at such meeting, and (iii) comply with the notice procedures set forth in Article II, Section 13 of these Bylaws as to such business.

Nominations of persons for election as Directors of the Corporation may be made at a special meeting of shareholders at which the election of directors has been properly brought before the meeting in accordance with the foregoing paragraph only (i) by or at the direction of the Board of Directors or (ii) by any shareholder (A) who is a shareholder of record at the time of the giving of the notice of such special meeting and at the time of the special meeting, (B) who is entitled to vote for the election of directors at such meeting and (C) who complies with the notice procedures set forth in Article II, Section 13 of these Bylaws as to such nominations.  Only persons who are nominated in accordance with this Article II, Section 12(b) will be eligible for election at a special meeting of shareholders as Directors of the Corporation.

The immediately preceding two paragraphs and the provisions of Article II, Section 3 of these Bylaws shall be the exclusive means for a shareholder to make nominations or submit other business before a special meeting of shareholders.